February 12, 2007

VIA FEDERAL EXPRESS AND EDGAR

Division of Corporate Finance

Room 4561

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Attn: Mr. Daniel Lee

Re: Vubotics, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form SB-2

filed January 24, 2007 (the “Registration Statement”)

File No. #333-139655

Dear Mr. Lee:

This letter responds to comments contained in the Staff letter, dated February 5, 2007 addressed to Mr. Philip E. Lundquist, the Company’s Chief Executive Officer, with respect to the Company’s filing of the Registration Statement.

We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the Registration Statement accordingly and filed an amended Registration Statement (the “Amended Registration Statement”) on February 12, 2007.

Amendment No. 1 to Registration Statement on Form SB-2

Management’s Discussion and Analysis of Financial Condition and Plan of Operations

Liquidity and Capital Resources, page 17

1.                                       We note your revised disclosure in response to comment 3 of our letter dated January 17, 2007 regarding the gross proceeds from your August 2006 financing. It appears that an analysis of the sufficiency of your cash needs for the next 12 months in light of the net proceeds received form the financing is the more appropriate discussion. Please revise.

Response:

The Company has revised the disclosures set forth in its “Liquidity and Capital Resources” section on page 17 to provide the analysis of the sufficiency of the Company’s cash needs for the next 12 months in light of the net proceeds received form the financing, which amounted to $2,001,213.00

Management, page 21

2.                                       Please provide disclosure pursuant to Item 407(a) of Regulation S-B as required pursuant to Item 15 of Form SB-2.

Response:

We have revised the “Management” section of the Amended Registration Statement on page 23 to include the disclosure required pursuant to Item 407(a) of Regulation S-B.

Executive Compensation, page 23

3.                                       As necessary, please provide narrative disclosure regarding your executive compensation pursuant to Items 402(c) and (e) of Regulations S-B.

Response:

We have revised the “Executive Compensation” section of the Amended Registration Statement on pages 23-24 to include the disclosure required pursuant to Items 402(c) and (e) of Regulations S-B.

4.                                       We note your option grants in last fiscal year table on page 24 disclosing grants of options during your fiscal year ended December 31, 2006. The table, however, appears similar to the disclosure requirement set forth in item 402(d) of Regulations S-B calling for disclosure of our outstanding equity awards at your fiscal year end. Please disclose your outstanding equity awards as of December 31, 2006 pursuant to Item 402(d).

Response:

The Company has revised the “Outstanding Equity Awards At Fiscal Year-End” table set forth on page 24 and deleted the erroneously included table on page 25, disclosing grants of options during its fiscal year ended December 31, 2006,to include the disclosure required pursuant to Items 402(d) of Regulations S-B.

Exhibit 5.1

5.                                       We note counsel’s revised opinion in response to comment 5 of our letter dated January 17, 2007. Counsel’s opinion continues to refer to shares that have yet to be issued. Your current registration statement, however, relates only to shares that have been issued. Please revise or advise us otherwise.

Response:

We have revised the Amended Registration Statement to include the registration of the shares underlying the Common Stock Purchase Warrants (the “Warrants”) sold by the Company pursuant to the August 2006 private placement, and in connection therewith have further revised our firm’s opinion in accordance with the instructions above and in light of the inclusion of the Warrants.

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me or Darrin M. Ocasio at (212) 930-9700.

Very truly yours,

/s/ Sasha Ablovatskiy
Sasha Ablovatskiy

cc:	Mr. Philip E. Lundquist,
Chief Executive Officer